SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

INSPIRE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

Series A Exchangeable Preferred Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

457733103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Steven J. Gartner, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Private Equity IX, L.P. 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) PN

** Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus IX, LLC 20-2528842

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) OO

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) OO

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) OO

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) PN

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) IN

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

CUSIP No. 457733103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 140,186**

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 140,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,186**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) IN

**Represents 14,018,600 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

Item 1.     Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), and the Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Exchangeable Preferred Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703.

Item 2.  Identity and Background

(a)  This Schedule 13D is being filed by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)   The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c)    The principal business of WP IX is that of making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC.  The principal business of WP IX LLC is acting as general partner of WP IX.  The principal business of WP LLC is managing certain private equity funds, including WP IX.  The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

(d)   During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    WP IX is a limited partnership organized under the laws of the State of Delaware.  WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York.  WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America.  Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On July 17, 2007, WP IX and the Issuer entered into a Securities Purchase Agreement (a copy of which is attached hereto as Exhibit 2 and hereinafter referred to as the “Purchase Agreement”), pursuant to which WP IX agreed to purchase shares of Exchangeable Preferred Stock.  At the closing of the transaction on July 20, 2007 (the “Closing Date”), the Issuer sold 140,186 shares of Exchangeable Preferred Stock to WP IX for an aggregate purchase price of $74,999,510, or $535.00 per share.

All of the funds required to acquire the Exchangeable Preferred Stock were obtained from capital contributions from WP IX’s partners.

Item 4.  Purpose of Transaction

The acquisition by WP IX of the Exchangeable Preferred Stock as described herein was effected because of the belief that the Exchangeable Preferred Stock and the Common Stock represents an attractive investment.  The Reporting Persons beneficially own the Exchangeable Preferred Stock, and will own the Common Stock to be issued upon the automatic exchange of the Exchangeable Preferred Stock, as an investment.  Subject to certain restrictions described below and depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Issuer’s capital stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

As discussed in Item 3 above, WP IX entered into the Purchase Agreement pursuant to which the Issuer agreed to issue and sell and WP IX agreed to purchase shares of Exchangeable Preferred Stock on the Closing Date.  A copy of the Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference, a copy of the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Inspire Pharmaceuticals, Inc. (the

“Certificate of Designations”) is attached hereto as Exhibit 3 and incorporated herein by reference, a copy of the Registration Rights Agreement, dated as of July 20, 2007, by and among WP IX and the Issuer (the “Registration Rights Agreement”) is attached hereto as Exhibit 4 and incorporated herein by reference, and a copy of the letter agreement, dated July 20, 2007, between WP IX, WP IX LLC, WPP LLC, WP and the Issuer (the “Standstill Agreement”), is attached hereto as Exhibit 5 and incorporated herein by reference.  Set forth below is a summary of certain terms of the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Standstill Agreement.  Such summary is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Standstill Agreement.

Terms of the Purchase Agreement

Pursuant to Section 5.3(a) of the Purchase Agreement, for so long as WP IX owns (i) at least a number of shares of Exchangeable Preferred Stock equal to 50% of the shares of Exchangeable Preferred Stock acquired by WP IX pursuant to the terms of the Purchase Agreement, or (ii) in the event that all or a portion of the Exchangeable Preferred Stock is exchanged into Common Stock (the “Exchange”), at least either (y) 10% of the Common Stock or (z) a number of shares of Common Stock equal to 50% of the Common Stock acquired pursuant to the Exchange, then, subject to applicable law and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the NASDAQ Global Market, at the request of the WP IX, the Issuer will nominate and use its reasonable best efforts to cause to be elected, and cause to remain as a director on the Board of Directors of the Issuer (the “Board”), one individual designated by the Investor (the “Investor Designee”).  Subject to applicable law and the rules and regulations of the SEC and the NASDAQ Global Market, for so long as the Investor Designee continues to serve as a director on the Board, at the request of WP IX, the Issuer shall cause the Investor Designee to be a member of each principal committee of the Board.  In addition, pursuant to Section 6.6 of the Purchase Agreement, effective as of the Closing Date, Jonathan S. Leff was elected to the Board.  Mr. Leff is a managing director and member of WP LLC and a general partner of WP.

Pursuant to Section 5.4 of the Purchase Agreement, if at any time the Issuer proposes to issue equity securities (including, without limitation, Common Stock, warrants, options or other rights to acquire equity securities convertible or exchangeable into equity securities) of the Issuer, then, for so long as the WP IX owns (within the meaning of Rule 13d-3 under the Exchange Act and giving effect to the exchange of all outstanding Exchangeable Preferred Stock, including all accrued and unpaid dividends (whether or not declared) thereon, into Common Stock at the then applicable exchange rate (whether or not then exchangeable)) at least 10% of the shares of Common Stock, the Issuer shall then, subject to certain restrictions, be required to offer to WP IX a portion of the equity securities proposed to be issued equal to:  (a) the percentage of the Common Stock (including the Exchange Shares issuable upon the Exchange, if the Exchange has not occurred) owned by the WP IX immediately prior to the issuance of the equity securities relative to the total number of shares of Common Stock (including the Exchange Shares issuable upon the Exchange, if the Exchange has not occurred) outstanding immediately prior to the issuance of the equity securities, multiplied by (b) the total number of the securities proposed to be issued.

These subscription rights shall not apply to:  (i) the issuance of equity securities to employees, officers or directors of, or consultants or advisors to the Issuer pursuant to any employee benefit plan approved by the Board; (ii) any equity securities issued as consideration in connection with an acquisition, merger, consolidation, restructuring, reorganization, or other change in capitalization by the company provided such transaction has been approved by the Board and, if the Exchange has not yet occurred, the Exchangeable Preferred Stock is redeemed in connection therewith; (iii) any equity security issued in connection with a collaboration, disposition or acquisition of assets, product promotion, marketing, manufacturing or supply, and/or research and development, including without limitation pursuant to a license agreement, purchase agreement, (co-)promotion agreement, manufacturing agreement, collaboration or other similar agreement related thereto; (iv) shares of Exchangeable Preferred Stock issued as dividends with respect to Exchangeable Preferred Stock; or (v) shares of Common Stock issued or issuable upon exchange of the Exchangeable Preferred Stock.

Pursuant to Section 5.5 of the Purchase Agreement, the Issuer has agreed to call a meeting of its stockholders (the “Stockholders Meeting”) to approve, among other things, an exchange of the Exchangeable Preferred Stock for shares of Common Stock.  As described in the Certificate of Designations, if the necessary approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Approval”) is obtained prior to the stockholder approval being obtained at the Stockholders Meeting, each share of Exchangeable Preferred Stock will be exchanged for 100 shares of Common Stock (subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock) upon receipt of stockholder approval; provided, however, that if the stockholder approval is obtained prior to the HSR Approval, then a portion of the shares of Exchangeable Preferred Stock will be automatically exchanged for shares of Common Stock provided that the number of shares to be exchanged shall not have a value in excess of the lowest notification threshold then in effect under the HSR Act.  Any shares of Exchangeable Preferred Stock that are then outstanding after giving effect to the exchange of a portion of the shares of Exchangeable Preferred Stock into shares of Common Stock (the “Remaining Shares”), which shares of Exchangeable Preferred Stock are not then exchangeable into shares of Common Stock without obtaining HSR Approval, shall remain outstanding pursuant to their terms.

Terms of Exchangeable Preferred Stock

As discussed above, the Exchangeable Preferred Stock is exchangeable into shares of Common Stock upon receipt of HSR Approval and Stockholder Approval at an initial exchange rate of one share of Exchangeable Preferred Stock for 100 shares of Common Stock, subject to adjustment pursuant to the terms of the Certificate of Designations.  The Exchangeable Preferred Stock is non-voting stock, except as otherwise required by Delaware law and subject to a right of its holders to consent to any amendment of its terms.

Pursuant to Section 4 of the Certificate of Designations, beginning on the first anniversary of the Closing Date (unless, subject to certain restrictions as set forth in the Certificate of Designations, the HSR Approval has not yet been obtained, in which case, beginning on the date that the HSR Approval is obtained) and for so long as the Exchangeable Preferred Stock remains outstanding, the holders of the Exchangeable Preferred Stock will be entitled to receive, in preference to all other classes of the Issuer’s preferred and Common Stock, cumulative dividends at an annual rate of 10%, compounded quarterly, of the Stated Value (as defined in the Certificate of Designations).  If the Issuer fails to pay dividends in accordance with the terms of the Certificate of Designations when it is lawfully permitted to do so, or fails to redeem all shares of Exchangeable Preferred Stock within 30 days after receipt of a Redemption Demand Notice (as defined in the Certificate of Designations), the dividend rate is automatically increased to 20% per annum (the “Default Dividends”).  Such Default Dividends are payable in additional shares of Exchangeable Preferred Stock at the option of the holders of a majority of the outstanding Exchangeable Preferred Stock.

Pursuant to Section 8 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding on or following the fourth anniversary of the Closing Date, the Issuer will have the option to redeem its outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the greater of:  (a) the sum of the State Value of a share of Exchangeable Preferred Stock plus all accrued but unpaid dividends (whether or not declared) through the date of such redemption or (b) the Fair Market Value (as defined in the Certificate of Designations) of one share of Common Stock on the date which the Issuer exercises such right multiplied by the then current Exchange Rate (the “Redemption Price”).

Pursuant to Section 5 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of the Exchangeable Preferred Stock will be entitled to payment in cash out of the assets of the Issuer legally available for distribution an amount per share of Exchangeable Preferred Stock equal to the Redemption Price (as defined in the Certificate of Designations).  In addition, pursuant to the terms of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon a “change in control” of the Issuer (as defined in the Certificate of Designations), the holders will be entitled to payment in cash out of the assets of the Issuer legally available for distribution an amount per share of Exchangeable Preferred Stock equal to the Acquisition Price (as defined in the Certificate of Designations).

For the purpose of this Schedule 13D, it has been assumed that the Exchangeable Preferred Stock will be exchanged into 14,018,600 shares of Common Stock (determined by multiplying the aggregate number of shares of Exchangeable Preferred Stock purchased on the Closing Date by 100).  This assumption, however, does not give effect to the dividends that may accrue on the Exchangeable Preferred Stock which may be paid in shares of Exchangeable Preferred Stock in certain circumstances at the option of the holders of a majority of the then outstanding Exchangeable Preferred Stock.

Terms of the Registration Rights Agreement

Pursuant to the Registration Rights Agreement, WP IX has been granted certain registration rights.  Pursuant to Section 1(a) of the Registration Rights Agreement, so long as any Registrable Shares (as defined in the Registration Rights Agreement) are outstanding, the Issuer will, within 30 days after the Exchange Date, file and use its best efforts to cause to become and remain effective, no later than 120 days after the Exchange Date, a registration statement on an appropriate form under the Securities Act relating to the offer and sale of the Registrable Common Shares (as defined in the Registration Rights Agreement).

Pursuant to Section 2(a) of the Registration Rights Agreement, if the Registrable Exchangeable Shares (as defined in the Registration Rights Agreement) are outstanding on July 20, 2008 (the “Outside Date”), the Issuer will, on the Outside Date, file and use its best efforts to cause to become and remain effective, no later than 120 days from the Outside Date, a registration statement on an appropriate form under the Securities Act relating to the offer and sale of the Registrable Exchangeable Shares (as defined in the Registration Rights Agreement).

Terms of the Standstill Agreement

Pursuant to Section 2(a) of the Standstill Agreement, the Purchaser Group (as defined in the Standstill Agreement) has agreed that for a period of three years from the date of the Standstill Agreement (the “Standstill Period”), no member of the Purchaser Group shall: (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership of any voting securities; (ii) seek or propose to influence, advise change or control the management, Board or governing policies of the Issuer, including without limitation, by means of solicitation of proxies, contacting any person relating to any of the matters set forth in the Standstill Agreement or seeking to influence, advise or direct the vote of any holder of voting securities of the Issuer; or (iii) form, join, encourage, influence, advise or participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; provided, however, that the Purchaser Group is not prohibited from acquiring beneficial ownership of the lesser of: (x) 32.5% of the Company’s voting securities on a fully diluted basis and (y) 34.9% of the then outstanding voting securities plus the outstanding Exchangeable Preferred Stock on an as exchanged to Common Stock basis immediately after giving effect to the transaction pursuant to which the Purchaser Group became the beneficial owner of such additional shares of voting securities.

Pursuant to Section 2(b) of the Standstill Agreement, upon the occurrence of any of the following at any time during the Standstill Period, the Standstill Period will be suspended and tolled, and the limitations set forth in Section 2(a) of the Standstill Agreement shall not be applicable to the Purchaser Group during the pendency of such event: (i) any person or 13D Group (as defined in the Standstill Agreement) (other than any which includes a member of the Purchaser Group or its affiliate) acquires beneficial ownership of voting securities of the Issuer representing 40% or more of the then outstanding voting securities of the Issuer; (ii) such other person or 13D Group (other than any which includes a member of the Purchaser Group or its affiliate) announces or commences a tender offer to acquire voting securities which would result in ownership by such person or 13D Group of more than 50% of the outstanding voting securities of the Issuer; or (ii) the Issuer enters into any merger, sale or business combination transaction pursuant to which the outstanding shares of Common Stock would be converted into cash and/or securities and/or property of another person or 13D Group (other than any which includes a member of the Purchaser Group or its affiliate), or 50% or more of the outstanding shares of Common Stock as of immediately prior to the transaction would be owned by persons other than the current holders of the Common Stock and any person or 13D Group which includes the Purchaser Group and its their Affiliates.

Pursuant to Section 5 of the Standstill Agreement, the Issuer agreed to amend the Rights Agreement, dated October 21, 2002, by and between the Issuer and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”), to exclude the Purchaser Group and its affiliates and associates from the definition of “Acquiring Person” in the Rights Agreement.  The Issuer has agreed not to further amend or modify the definition of the term “Acquiring Person” in the Rights Agreement, if, as a result of such amendment or modification the Purchaser Group would be deemed to be an “Acquiring Person” thereunder; provided that such limitation shall no longer be applicable if the Purchaser Group no longer has beneficial ownership of 15% or more of the outstanding Common Stock as a result of any sale or disposition of beneficial ownership of Common Stock by the Purchaser Group.  In addition, the Issuer has agreed that it will not adopt a new Rights Agreement if the Purchaser Group would be considered an “Acquiring Person” (or would have the same or substantially similar effect of an “Acquiring Person” under the Rights Agreement); provided that such limitation shall no longer be applicable if the Purchaser Group no longer has beneficial ownership of 15% or more of the outstanding Common Stock as a result of any sale or disposition of beneficial ownership of Common Stock by the Purchaser Group.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any persons set forth on Schedule I or listed in Item 2(e) hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)           WP IX is the direct record owner of 140,186 shares of Exchangeable Preferred Stock.  Each share of Exchangeable Preferred Stock is initially exchangeable, subject to adjustment pursuant to the terms of the Certificate of Designations, into 100 shares of Common Stock.  Accordingly, as of July 20, 2007, WP IX may be deemed to beneficially own an aggregate of 14,018,600 shares of Common Stock that are issuable upon the automatic exchange of the Exchangeable Preferred Stock, representing approximately 24.8% of the outstanding shares of Common Stock, which percentage is based on 42,399,345 shares of Common Stock which were outstanding as of March 31, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and 14,018,600 shares of Common Stock which will be issued upon exchange of the Exchangeable Preferred Stock.

Due to their respective relationships with WP IX and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 14,018,600 shares of the Issuer’s Common Stock that are issuable upon the automatic exchange of the Exchangeable Preferred Stock.  Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all shares of the Common Stock except to the extent of any indirect pecuniary interest therein.

(b)           Each of the Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of 14,018,600 shares of the Issuer’s Common Stock.

(c)           Except for the transactions described in Items 3 and 4 above, no other transactions in shares of the Issuer’s Common Stock or Exchangeable Preferred Stock were effected by the Reporting Persons or any persons set forth on Schedule I or in Item 2(e) hereto during the sixty days before the date of this Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Exchangeable Preferred Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit 2.

The Certificate of Designations is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Certificate of Designations in this Schedule 13D is qualified in its entirety by reference to the Certificate of Designations, which is attached hereto, as Exhibit 3

The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto, as Exhibit 4.

The Standstill Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Standstill Agreement in this Schedule 13D is qualified in its entirety by reference to the Standstill Agreement, which is attached hereto, as Exhibit 5.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated July 23, 2007, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2	Securities Purchase Agreement, dated July 17, 2007, by and between the Investor listed on Exhibit A thereto and Inspire Pharmaceuticals, Inc.

Exhibit 3	Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Inspire Pharmaceuticals, Inc.

Exhibit 4	Registration Rights Agreement, dated July 20, 2007, between the Investors from time to time signatory thereto and Inspire Pharmaceuticals, Inc.

Exhibit 5	Standstill Agreement, dated July 20, 2007, between Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co. and Inspire Pharmaceuticals, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

	By:	Warburg Pincus IX, LLC, its General Partner

	By:	Warburg Pincus Partners, LLC, its Sole Member

By: Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

	By:	Warburg Pincus Partners, LLC, its Sole
Member

	By:	Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.